Exhibit 99.1

Westport Updates Nominees For Election to the Board

~ Westport Annual General Meeting to be held on June 28, 2016 ~

VANCOUVER, June 16, 2016 /CNW/ - Westport Fuel Systems Inc. (TSX:WPT / Nasdaq:WPRT), a premier global company for the engineering, manufacturing and supply of alternative fuel systems and components, announced today three new nominees for election to the board of directors at the Annual General Meeting (the "Meeting") to be held on Tuesday, June 28, 2016. Upon closing of the merger with Fuel Systems Solutions, Inc. ("Fuel Systems") on June 1, 2016, Mariano Costamagna, Colin S. Johnston and Anthony Harris were added to the combined company's board of directors to fill vacancies created by the resignation of Philip B. Hodge, Gottfried (Guff) Muench and Joseph P. Caron. Westport Fuel Systems Inc. ("Westport") previously delivered to shareholders proxy material in connection with the Meeting that contemplated the election of each of Philip B. Hodge, Gottfried (Guff) Muench, and Joseph P. Caron as directors. As each of these individuals resigned in connection with the closing of the merger they will not be standing for re-election at the Meeting, and it is proposed that each of Mariano Costamagna, Colin S. Johnston and Anthony Harris be nominated for election as directors of Westport at the Meeting instead.

Mariano Costamagna was Fuel Systems' chief executive officer (CEO) from January 2005 to May 2016; and served as a director of Fuel Systems from June 2003 to May 2016. Mr. Costamagna is the Chairman of the Board of M.T.M., S.r.l., an Italian limited liability company founded by Mr. Costamagna and his family in 1977 and headquartered in Cherasco, Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment and GFI trademark, and Mr. Costamagna has served as MTM's principal executive officer since it was incorporated. Mr. Costamagna became a director of Fuel Systems in connection with the Fuel Systems' acquisition of the initial 50% of the equity interest of BRC and later became Fuel Systems' CEO in connection with the acquisition of the remaining 50% of BRC. Mr. Costamagna has over 30 years of experience in the alternative fuels industry.

Anthony Harris served as a director of Fuel Systems from December 2013 to May 2016. Since 2006, Mr. Harris has served as president and CEO of Campbell/Harris Security Equipment Company (CSECO), a manufacturer of contraband, explosives, and "dirty bomb" detection equipment. Prior to its acquisition of CSECO, he had served as vice president of marketing for Calpine Corporation since 2001, where he was responsible for brand management, marketing strategy development and execution, new product development, advertising and sales training. From 1997 to 1999, Mr. Harris was with PG&E Energy Services, where he served as vice president of National Account Services and Western Region sales. From 1992 to 1997 he was with Pacific Gas and Electric Company (PG&E) where he served as Director of Alternative Fuel Vehicles, Division Manager, Vice President of Marketing and Sales, and president of Standard Pacific Gas Line, Inc., respectively. Mr. Harris worked at Ford Motor Company as a Production Supervisor from 1979 to 1981, at Ford Aerospace and Communications Corporation as a Program Manager from 1981 to 1986, at Anaheim Lincoln Mercury as a General Manager from 1986 to 1987 and at Sonoma Ford Lincoln/Mercury as President & CEO from 1987 to 1992. Mr. Harris holds a BS in mechanical engineering from Purdue University and an MBA from the Harvard Graduate School of Business. He was named a Purdue Outstanding Mechanical Engineer in 1999, a Distinguished Engineering Alumnus in 2008 and awarded an honorary Doctor of Engineering degree from Purdue in 2013. Mr. Harris is a founder of the National Society of Black Engineers and currently serves as Chair of its National Advisory Board.

Mr. Johnston served as a director of Fuel Systems from May 2014 to May 2016. He currently serves as chairman of the statutory audit committee of CLN group, a global automotive component supplier headquartered in Italy. Prior to that Mr. Johnston worked for over 35 years in the international accounting profession, including 22 years as a partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of US groups. Mr. Johnston is a graduate of Oxford University, a UK chartered accountant, and a registered statutory auditor in Italy.

The Westport Fuel Systems nine-person board currently  includes: Warren J. Baker (non-executive chairman), Mariano Costamagna, David R. Demers (CEO), Brenda J. Eprile, Anthony Harris, Dezso J. Horvath, Colin S. Johnston, Rodney Nunn, and Peter Yu.

2016 ANNUAL MEETING OF SHAREHOLDERS

The Westport 2016 Annual General Meeting of Shareholders will be held on Tuesday, June 28, 2016 at 10:00 am (Pacific Time) at 1750 West 75 Avenue, Suite 101, Vancouver, British Columbia. A new form of proxy containing the updated director nominees is being distributed to registered shareholders. If a registered shareholder has not submitted a management proxy then they should complete and submit the new management proxy in accordance with the instructions contained therein. If a registered shareholder has not received the new form of proxy a few days in advance of the proxy cutoff time of 10:00 am (Pacific Time) on June 24, 2016 (the "Proxy Cutoff") they should contact the Company's transfer agent, Computershare Trust Company of Canada ("Computershare"), toll-free at 1-800-564-6253 (North American) or at 514-982-7555 (International).

The form of management proxy previously distributed to registered shareholders in connection with the annual meeting provides management with discretionary authority to vote on amendments or variations to matters coming before the meeting and it is intended that all such proxies will be voted FOR the new proposed director nominees. Therefore, if a registered shareholder has submitted a management proxy and does not wish to change their voting instructions contained in such proxy, no further action is necessary. However, if a registered shareholder has submitted a management proxy and does not wish the proxy to be voted in this manner, they may revoke their proxy by personally attending the meeting, revoking their proxy and voting their shares in person. A registered shareholder may also revoke their proxy by depositing an instrument in writing either at the office of Computershare, at any time up to and including the last business day before the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment in the fashion described in the proxy circular in respect of the Meeting. If a registered shareholder revokes their proxy and wants to submit a new proxy their new proxy must be received by Computershare prior to the Proxy Cutoff. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, at least 7 days before the meeting, arrange for their nominees to revoke the proxy on their behalf.

A registered shareholder that has questions or requires more information with respect to the voting of their shares at the Meeting should contact Westport's Investor Relations team at the number set out below.

About Westport Fuel Systems

Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains certain "forward looking statements" within the meaning of applicable securities laws. Words such as "anticipates", "believes", "expects", "intends", "will", "should", "may", and similar expressions may be used to identify forward looking statements. Forward looking statements are not statements of historical fact and reflect Westport Fuel Systems' current views about future events. This press release contains forward-looking statements, including statements regarding the anticipated conduct of the Meeting and directors proposed for nomination at such Meeting. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements  to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to the integration of  and benefits of the merger with Fuel Systems, our revenue growth, operating results, costs, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2015, Fuel System's Annual Report on Form 10-K for the year ended December 31, 2015, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Investor Inquiries: Ryder McRitchie, Vice President, Investor Relations, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, Westport, T: +1 604-718-2011, media@westport.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 16-JUN-16